Exhibit 99.1

Dated as of November 16, 2021

BELL CANADA

and

BCE INC.

and

BNY TRUST COMPANY OF CANADA

COMPAGNIE TRUST BNY CANADA

Trustee

SIXTIETH SUPPLEMENTAL

TRUST INDENTURE

THIS SIXTIETH SUPPLEMENTAL TRUST INDENTURE made as of November 16, 2021.

BETWEEN	BELL CANADA, a corporation incorporated under the laws of Canada, herein called the “Corporation”

— and —

BCE INC., a corporation incorporated under the laws of Canada, herein called the “Guarantor”

— and —

BNY TRUST COMPANY OF CANADA — COMPAGNIE TRUST BNY CANADA, a corporation governed by the Trust and Loan Companies Act (Canada), herein called the “Trustee”

WHEREAS the Corporation currently has debentures, Series EH, EJ, EO, EU and EZ issued and outstanding (the “Authorized Debentures”) pursuant to a trust indenture between the Corporation and the Trustee dated as of July 1, 1976, as from time to time supplemented, modified or changed (the “Original Trust Indenture”);

AND WHEREAS by a Fifty-Third Supplemental Indenture to the Original Trust Indenture dated February 1, 2007, the Guarantor provided a guarantee of Bell Canada’s payment obligations under the Original Trust Indenture;

AND WHEREAS pursuant to Section 9.11(l) of the Original Trust Indenture, Debentureholders have the power exercisable by extraordinary resolution to assent to any modification of or change in or addition to or omission from the provisions contained in the Original Trust Indenture which shall be agreed by the Corporation and to authorize the Trustee to concur in and execute any indenture supplemental to the Original Trust Indenture embodying any such modification, change, addition or omission or any deeds, documents or writings authorized by such resolution;

AND WHEREAS at a meeting of the Debentureholders held on November 12, 2021, the Debentureholders approved an extraordinary resolution authorizing certain amendments (the “Proposed Amendments”) to the Original Trust Indenture, to be evidenced and made effective by this Sixtieth Supplemental Trust Indenture;

AND WHEREAS the parties wish to execute this Sixtieth Supplemental Trust Indenture for the purpose of effecting the Proposed Amendments;

AND WHEREAS Section 10.01 of the Original Trust Indenture provides, among other things, that from time to time the Corporation, when authorized by a resolution of its directors, and the Trustee may execute and deliver indentures supplemental to the Original Trust Indenture for the purpose set out in Section 10.01(e) of giving effect to any extraordinary resolution passed as provided in Article Nine of the Original Trust Indenture;

AND WHEREAS all necessary corporate action has been taken by the parties hereto for the execution and delivery of this Sixtieth Supplemental Trust Indenture;

NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

ARTICLE 1

Interpretation

SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Sixtieth Supplemental Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Sixtieth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be modified, amended, changed or deleted pursuant to this Sixtieth Supplemental Trust Indenture or otherwise be inconsistent with the express provisions of this Sixtieth Supplemental Trust Indenture, shall apply to and have effect in connection with this Sixtieth Supplemental Trust Indenture.

Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in Section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

ARTICLE 2

Amendments to Original Trust Indenture

SECTION 2.01. Amendments to Section 1.01. The following definitions contained in Section 1.01 of the Original Trust Indenture are hereby deleted: “Attributable Debt”, “Earnings Available for Payment of Interest Charges”, “First Mortgage Trust Indenture”, “First Mortgage Bonds”, “Sale and Leaseback Transaction”, “Tangible Property of the Company” and “Wholly-Owned Subsidiary”.

SECTION 2.02. Deletion of Section 5.05. Section 5.05 of the Original Trust Indenture is hereby deleted in its entirety.

SECTION 2.03. Amendments to Section 5.06. Clause (iii) of Section 5.06 of the Original Trust Indenture is hereby deleted in its entirety.

SECTION 2.04. Deletion of Section 5.07. Section 5.07 of the Original Trust Indenture is hereby deleted in its entirety.

SECTION 2.05. Amendments to Section 5.08. Section 5.08 of the Original Trust Indenture is hereby deleted in its entirety and replaced with the following:

SECTION 5.08 Additional Permitted Liens. In addition to Mortgages permitted by section 5.06, the Company may

(i)         issue, assume or guarantee any Debt secured by, or secure after the date of this Trust Indenture any Debt by, a Mortgage upon any property of the Company (whether now owned or hereafter acquired);

(ii)         [Reserved.]

if, after giving effect thereto, the aggregate principal amount of Debt secured by Mortgages of the Company permitted only by this section 5.08 does not at such time exceed 5% of the Net Worth of the Company.

SECTION 2.06. Deletion of Section 5.09. Section 5.09 of the Original Trust Indenture is hereby deleted in its entirety.

SECTION 2.07. Addition of Section 5.15. Section 5.15, as set out below, is hereby added to the Original Trust Indenture:

SECTION 5.15 Repurchase upon Change of Control Triggering Event.

(1)      If a Change of Control Triggering Event (as defined below) occurs with respect to a series of Debentures, unless the Company has exercised its optional right, if any, to redeem any such series of Debentures, the Company will be required to make an offer to each holder of the applicable series of Debentures to repurchase all or, at the option of the holder thereof, any part (equal to $1,000 or an integral multiple thereof) of the Debentures pursuant to the offer described below (the “Change of Control Offer”). The determination as to whether a Change of Control Triggering Event occurred and whether a Change of Control Offer shall be made will be effected on a per series basis. In the Change of Control Offer, the Company will be required to offer payment in cash equal to 101% of the outstanding principal amount of the applicable series of Debentures together with accrued and unpaid interest on the Debentures repurchased up to but excluding the date of purchase (the “Change of Control Payment”).

(2)        Within 30 days following any Change of Control Triggering Event, the Company will be required to give written notice to each holder of the applicable series of Debentures with a copy to the Trustee, describing the transaction or transactions that constitute the Change of Control Triggering Event and offering to repurchase the Debentures on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is given (the “Change of Control Payment Date”), pursuant to the procedure described herein and in such notice. The Company must comply with the requirements of applicable securities laws and regulations in connection with the repurchase of Debentures as a result of a Change of Control Triggering Event. To the extent that the provisions of any such applicable securities laws and regulations conflict with the Change of Control (as defined below) provisions, the Company will be required to comply with such laws and regulations and will not be deemed to have breached its obligation to offer to repurchase the applicable Debentures by virtue of such conflict.

(3)         On the Change of Control Payment Date, the Company will, to the extent lawful:

(a)      accept for payment all Debentures or portions of Debentures, as applicable, properly tendered pursuant to the Change of Control Offer;

(b)        deposit with the Trustee an amount of money equal to the Change of Control Payment in respect of all Debentures or portions of Debentures, as applicable, properly tendered pursuant to the Change of Control Offer; and

(c)        deliver or cause to be delivered to the Trustee the Debentures properly accepted, together with a certificate of the Company stating the aggregate principal amount of the Debentures or portions of Debentures, as applicable, being purchased by the Company.

(4)         The Trustee will promptly pay to each holder of properly tendered Debentures an amount equal to the Change of Control Payment in respect of such Debentures either, at the Trustee’s option, by mailing (first class mail, postage prepaid) a cheque to such holder or by means of a wire transfer in accordance with the applicable payment procedures of CDS Clearing and Depository Services (or such other depository or clearing agency through which Debentures may be held), and the Trustee will promptly certify and mail (first class mail, postage prepaid) (or cause to be transferred by book-entry) to each such holder a new Debenture, equal in principal amount to any unpurchased portion of any Debentures surrendered, as applicable; provided that each new Debenture will be in a principal amount of $1,000 and integral multiples of $1,000 in excess thereof.

(5)        The Company will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all Debentures properly tendered and not withdrawn under its offer.

(6)        For the purposes of this section 5.15, the following defined terms shall have the respective meanings set forth below:

“Change of Control” means the occurrence of any one of the following: (i) the consummation of the direct or indirect sale, transfer, conveyance, lease or other disposition (other than by way of consolidation, amalgamation or merger), in one or a series of related transactions, of all or substantially all of the property and assets of the Company and its subsidiaries, taken as a whole, to any person or group of persons acting jointly or in concert for purposes of such transaction other than (a) sales, transfers, conveyances, leases or other dispositions to the Company and/or its subsidiaries, or (b) provided that the relevant series of Debentures shall remain subject to the guarantee by BCE Inc. (“BCE”) of the full and timely payment when due of all of the Company’s payment obligations to the Trustee and the holders thereof with respect to that series of Debentures, sales, transfers, conveyances, leases or other dispositions to BCE and/or its subsidiaries (excluding the Company and its subsidiaries); or (ii) the consummation of any transaction including, without limitation, any consolidation, amalgamation, merger or issue of voting shares the result of which is that any person or group of persons acting jointly or in concert for purposes of such transaction (other than BCE, the Company and/or their subsidiaries) becomes the beneficial owner, directly or indirectly, of voting shares of BCE or the Company having more than 50% of the voting power for the election of directors of BCE or the Company (but shall not include the creation of a holding company, the combination of the Company with BCE or any of their subsidiaries by any method whatsoever or any other similar transaction that does not involve a change in the beneficial ownership of BCE, the Company or any successor thereof);

“Change of Control Triggering Event” means, in respect of the relevant series of Debentures, the occurrence of both a Change of Control with respect to the Debentures and a Rating Event with respect to the Debentures;

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s Canada Inc. or any successor thereof (“Moody’s”), BBB- (or the equivalent) by S&P Global Ratings Canada, a business unit of S&P Global Canada Corp., or any successor thereof (“S&P”) or BBB (low) (or the equivalent) by DBRS Limited or any successor thereof (“DBRS”), or the equivalent investment grade credit rating from any other Specified Rating Agency;

“Rating Event” means, with respect to the relevant series of Debentures, the rating of such series of Debentures is lowered to below an Investment Grade Rating by at least two out of three of the Specified Rating Agencies if there are three Specified Rating Agencies or all of the Specified Rating Agencies if there are less than three Specified Rating Agencies (the “Required Threshold”) on any day within the 60-day period (which 60-day period will be extended so long as the rating of the relevant series of Debentures is under publicly announced consideration for a possible downgrade by such number of the Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the relevant series of Debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control or of BCE’s or the Company’s intention or agreement to effect a Change of Control.

“Specified Rating Agencies” means each of Moody’s, S&P and DBRS as long as, in each case, it has not ceased to rate the relevant series of Debentures, as the case may be, or failed to make a rating of the relevant series of Debentures publicly available for reasons outside of the Company’s control; provided that if one or more of Moody’s, S&P or DBRS ceases to rate the relevant series of Debentures, or fails to make a rating of the relevant series of Debentures publicly available for reasons outside of the Company’s control, the Company may select any other “designated rating organization” within the meaning of National Instrument 41-101 of the Canadian Securities Administrators as a replacement agency for such one or more of them, as the case may be.

ARTICLE 3

Confirmation

SECTION 3.01. Confirmation. The Corporation hereby acknowledges and confirms that, except as specifically modified, amended, changed or deleted by the provisions of this Sixtieth Supplemental Trust Indenture, all of the terms and conditions contained in the Original Trust Indenture are and shall remain in full force and effect, unamended, in accordance with the provisions thereof. The modifications, amendments, changes and deletions provided for in this Sixtieth Supplemental Trust Indenture shall not prejudice any act or thing done prior to the date of this Sixtieth Supplemental Trust Indenture.

ARTICLE 4

Execution

SECTION 4.01. Further Assurances. The parties hereto covenant and agree to execute and deliver such further and other instruments and to take such further or other action as may be necessary or advisable to give effect to this Sixtieth Supplemental Trust Indenture and the provisions hereof.

SECTION 4.02. Counterparts and Formal Date. This Sixtieth Supplemental Trust Indenture may be executed in several counterparts, including by electronic means, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. For certainty, this Sixtieth Supplemental Indenture may be executed by way of electronic signature (including through an information system such as DocuSign or by any other electronic means) and any such execution shall be of the same legal effect, validity or enforceability as a manually executed signature.

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IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have duly executed these presents as of the date first written above.

BELL CANADA

By:	“Curtis Millen”
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

BCE INC.

By:	“Curtis Millen”
Name: Curtis Millen Title: Senior Vice-President, Corporate Strategy and Treasurer

BNY TRUST COMPANY OF CANADA – COMPAGNIE TRUST BNY CANADA

By:	“Pierre Tremblay”
Name: Pierre Tremblay Title: Authorized Signatory

[Signature Page – Sixtieth Supplemental Trust Indenture]